Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in millions, except ratios)

	2015	2016	2017	2018	2019	2020
Earnings (loss) before taxes, minority interests in consolidated subsidiaries, and income or loss from equity investees
Earnings (loss) before taxes	(2,163.0)	(615.7)	(312.0)	(176.7)	310.3	490.1
Earnings (loss) before taxes from discontinued operations	(584.5)	18.8	—	—	—	—
Add: (Income)/Loss from minority interests in consolidated subsidiaries	—	0.4	9.6	13.1	—	—
Add: (Income)/Loss from equity investees	17.5	—	—	(5.5)	16.3	1.0

Add: Fixed charges	97.3	88.9	87.1	86.8	74.0	54.0
Amortization of capitalized interest*	3.1	2.8	2.7	2.6	3.9	2.7
Gain (loss) from equity investees	(17.5)	—	—	5.5	(16.3)	(1.0)
Gain (loss) attributable to non-controlling interests	—	(0.4)	(9.6)	(13.1)	—	—
Less: Capitalized interest	(6.4)	(6.5)	(11.3)	(8.3)	—	—
Total earnings (loss) available for fixed charges	(2,653.5)	(511.7)	(233.5)	(95.6)	388.2	546.8

Fixed charges:
Interest expense	87.9	79.5	72.7	75.6	71.8	51.9
Amortization of deferred financing costs	3.0	2.9	3.1	2.9	2.2	2.1
Capitalized interest	6.4	6.5	11.3	8.3	—	—
Total fixed charges	97.3	88.9	87.1	86.8	74.0	54.0

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)	5.2	10.1

(1) Due to our losses for the years ended December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018, the ratio was negative for these periods.